Brian M. Brown

Admitted in Virginia and Michigan

(804) 343-5023

brian.brown@wrvblaw.com

April 18, 2023

VIA ELECTRONIC FILING

Ms. Heather Clark

Mr. Andrew Blume

Office of Manufacturing

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

Re:	Trex Company, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2022

Filed February 27, 2023

File No. 001-14649

Dear Ms. Clark and Mr. Blume:

Trex Company, Inc. (“Trex”) received a letter dated April 13, 2023, from the U.S. Securities and Exchange Commission (“SEC”) requesting that Trex respond to SEC comments regarding its Form 10-K for the Fiscal Year Ended December 31, 2022. Trex is diligently working to provide the requested information and respond to the comments. On behalf of Trex, Woods Rogers Vandeventer Black PLC is hereby requesting an extension of time in order to accommodate the schedules of certain key personnel, who are currently preparing for Company’s earnings release and shareholder meeting and working with the Trex Board of Directors and Board Committees for its quarterly Board and Committee meetings scheduled to be held shortly thereinafter. Please accept this letter as our request that the SEC grant Trex an extension to respond no later than May 22, 2023.

Thank you for your consideration on this matter.

Sincerely,

WOODS ROGERS VANDEVENTER BLACK PLC

Brian M. Brown

BMB:kf